UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Capital Reduction Update

Further to the adjourned Extraordinary General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) that was held on February 16, 2023 at which the Company’s shareholders voted upon and re-approved all agenda items related to reducing the issued nominal share capital of the Company by the cancellation of $3.1499 paid up capital on each issued share so that each issued share shall be treated as one fully paid-up share of $0.0001 each in the capital of the Company (the “Capital Reduction”), on March 6, 2023, we filed our application to seek an order of the Grand Court of the Cayman Islands for confirmation and approval of the Capital Reduction. Our application was approved by the Grand Court of the Cayman Islands on March 23, 2023, with no conditions attached.

The Capital Reduction will become effective upon registration by the Registrar of Companies of the Cayman Islands of (1) the order of the Grand Court of the Cayman Islands confirming the Capital Reduction and (2) the minutes approved by the Grand Court of the Cayman Islands containing the particulars required under the Companies Act (as revised) of the Cayman Islands (together the “Capital Reduction Documents”). We expect to file the Capital Reduction Documents with the Registrar of Companies of the Cayman Islands on or around March 23, 2023 and expect the registration to occur shortly thereafter such that the new par value of each ordinary share of the Company will be $0.0001.

The Company’s new Amended and Restated Memorandum and Articles of Association (the “Post-Reduction Amended and Restated Memorandum and Articles of Association”) will become effective simultaneously with the Capital Reduction becoming effective. The Post-Reduction Amended and Restated Memorandum and Articles of Association are filed as Exhibit 99.1 hereto, which is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statements in this Report of Foreign Private Issuer on Form 6-K when it discusses the expected date to file the Capital Reduction Documents with the Registrar of Companies of the Cayman Islands and that the registration of the Capital Reduction Documents with the Registrar of Companies of the Cayman Islands will occur shortly thereafter. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1, as amended, filed with the SEC on February 28, 2023 and other filings made with the SEC, which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Post-Reduction Amended and Restated Memorandum and Articles of Association of G Medical Innovations Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: March 23, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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